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                                                              James S. Ryan, III
                                                                  (214) 953-5801
                                                                    jryan@jw.com



                               September 20, 2006



Maryse Mills-Apenteng                                                  Via FedEx
Securities and Exchange Commission
100 F Street, N.W.
Mail Room 4561
Washington, D.C. 20549

Re:   iLinc Communications, Inc.
      Amendment No. 2 to Form S-3 filed September 20, 2006 (the "Amended S-3") File No. 333-135623


Dear Ms. Mills-Apenteng:

On behalf of iLinc Communications, Inc. (the "Company"), this letter is in response to the comments contained in the staff's letter (the "Comment Letter") dated September 12, 2006, regarding the above filing.

The following responses indicate, where applicable, the additions or revisions that have been included in the Amended S-3 in response to the staff's comments. The responses are numbered to correspond to the numbers assigned in the Comment Letter. Capitalized terms used in this response letter but not defined herein have the meanings assigned to such terms in the Amended S-3. A marked copy of the Amended S-3 (reflecting changes from the filing made on August 21, 2006) is enclosed herewith.

GENERAL

1. Pursuant to Section 310 of Regulation S-T, the Amended S-3 has been marked to identify paragraphs where changes have been made and filed on EDGAR.

SELLING SHAREHOLDERS

2. The persons who have voting or investment control over Herald Investment Trust PLC/Hare and Co. have been identified in footnote 18 to the Selling Stockholder Table.

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Microsoft Word 11.0.5604;


Maryse Mills-Apenteng
September 20, 2006
Page 2

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UNDERTAKINGS

3. The text under "Undertakings" has been revised to comply with the requirements of Item 512(a)(5)(ii) of Regulation S-K.

We would appreciate the Staff's prompt attention to this response. Please direct questions or requests to Jim Ryan of Jackson Walker L.L.P. at (214) 953-5801.

                                                 Very truly yours,

                                                 /s/ James S. Ryan, III

                                                 James S. Ryan, III

JSR:lf
Enclosure

cc:   James L. Dunn, Jr.
      Suzanne Poole